

September 18, 2018

<u>Via E-Mail</u>
Jeffrey Jordan, Esq.
Arent Fox LLP
1717 K Street, NW
Washington, DC 20006

> **Re:** **RLJ Entertainment, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 14, 2018**
> **File No. 1-35675**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by RLJ Entertainment, Robert L. Johnson et. al**
> **Filed on September 14, 2018**
> **File No. 5-87011**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by RLJ Entertainment, AMC Networks Inc. et. al**
> **Filed on September 14, 2018**
> **File No. 5-87011**

Dear Mr. Jordan:

        We have reviewed the above filings and related response letter and have the following additional comments.

<u>Revised Preliminary Proxy Statement</u>

1.   We have reviewed the response to prior comment 1 and reissue the comment with respect to the disclosure referenced in Item 1015(b)(4) and (b)(6). Please revise the disclosure statement to be mailed to shareholders to provide this disclosure.

2.   We note your response to prior comment 5. With a view towards enhanced disclosure, please advise what consideration you gave to providing additional disclosure on page 30 – related to the May 2, 2018 presentation materials – responsive to Item 9 of Schedule 13E-3 and Item 1015(b)(6) specifically. To the extent such presentation covered the same information already summarized on pages 54 through 58 of the proxy statement, please so disclose along with any material differences.

3.   We note your response to prior comment 8. Please supplement the disclosure on page 57 in both locations to summarize the "certain business and financial characteristics" referenced in the paragraphs in the section entitled "Sum-of-the-Parts: Selected Public Companies Analysis."

4.   We note your response to prior comment 12. The first paragraph of the response references the fourth bullet on page 60 of the proxy statement as including the information described in clause 2 of Instruction 2 to Item 1014 of Regulation M-A. Please advise how the last trading day before the public announcement of AMC's delivery to the Company of the Initial Proposal on February 26, 2018 is considered a historical, as opposed to a current, market price. Compare this disclosure to that found on page 44 discussing the Per Share Merger Consideration as compared to the highest and lowest trading prices per share of the Common Stock on the Nasdaq Capital Market during the 52-week period ended July 27, 2018. Please also revise the disclosure in this section to explain why the parties believe the Rule 13e-3 transaction is fair in the absence of the procedural safeguard described in Item 1014(c).

5.   Refer to prior comment 13. The information described in Instruction 3 to Item 1013 calls for disclosure in terms of dollar amounts as well as percentages. The disclosure appears to only reference a percentage.

*   *   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions